Exhibit 99.1

TROOPS, Inc. (Nasdaq: TROO) Announces Update on Hong Kong High Court Judgment and Explores Strategic Legal Options to Safeguard Shareholder Interests

HONG KONG, July 2, 2025 /PRNewswire/ -- TROOPS, Inc. (Nasdaq: TROO) (the “Company” or “TROOPS”) today announced that the Company has received a judgement (the “Judgement”) issued by the High Court of Hong Kong Special Administrative Region Court of First Instance in connection with the action no. HCA 938/2022.

As previously disclosed, on August 9, 2022, TROOPS, Inc. (the “Company”) and certain subsidiaries of the Company, including First Asia Finance Limited, SGOCO International (HK) Limited, Suns Tower Limited and Giant Connection Limited (the “Subsidiaries”) were included amongst other Defendants and served with a writ of summons in Hong Kong (HCA 938 of 2022) and received injunctions dated August 5, 2022, issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance in connection with the writ of summons. Pursuant to the injunctions, the Company and SGOCO International (HK) Limited cannot remove any of its assets worldwide and cannot dispose of or deal with or diminish the value of any of its assets worldwide up to certain amounts; First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited, cannot remove any of its assets which are within Hong Kong and cannot dispose of or deal with or diminish the value of any of its assets within Hong Kong up to certain amounts. On January 26, 2023, the counsel for the Company and the Subsidiaries received a statement of claim under the above proceedings, whereby the plaintiffs’ alleged claims included unlawful means of conspiracy and other claims. The plaintiffs sought relief including damages and equitable compensation, among others. On August 26, 2022, the Company applied for a discharge of the injunction, and court proceedings were subsequently held from May, 2023 to June, 2023. On September 19, 2023, an order issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance dated August 22, 2023 (the “Order”) was filed. Pursuant to the Order, amongst others, several injunctions against the Defendants, including the Company, were discharged: (i) the injunction order dated August 5, 2022 prohibiting disposal of assets worldwide against the Company and SGOCO International (HK) Limited was discharged; (ii) the injunction order dated August 5, 2022 prohibiting disposal of assets in Hong Kong against First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited was discharged. The following conditions, amongst others, were imposed by the Order instead: (i) Suns Tower Limited must not in anyway dispose of or deal with or diminish the value of the property known as No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories; (ii) The Company must not in anyway dispose of or deal with or diminish the value of shares in Giant Connection Limited; and (iii) Giant Connection Limited must not in anyway dispose of or deal with or diminish the value of shares in Paris Sky Limited and 11 Hau Fook Street Limited. Application for security for costs was made by the Company on April 21, 2023. It was ordered on August 22, 2023 that the Plaintiffs do pay HK$1,500,000 into Court on or before October 3, 2023 as security for the Company's costs up to and including the stage of exchange of witness statements. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company was unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

On June 23, 2025, a judgement (the “Judgement”) issued by the High Court of Hong Kong Special Administrative Region Court of First Instance in connection with the action no. HCA 938/2022 mentioned above was filed, whereby it was ordered, amongst others, that:

(i)            The Company and the subsidiaries, SGOCO International (HK) Limited and Giant Connection Limited, amongst other defendants, are jointly and severally liable for payment of $163,400,000 Hong Kong Dollars; and

(ii)           The Company and the subsidiary, SGOCO International (HK) Limited, amongst other defendants, are jointly and severally liable for payment of $241,400,000 Hong Kong Dollars.

The Judgment is expected to have an impact on the Company's consolidated performance. Further disclosure will be released if any matters requiring disclosure should occur in the future.

Management of the Company (the “Management”) expresses profound disappointment with the Court’s ruling, which stems from unfounded allegations advanced by FTI Consulting as liquidators. Their claims of fraud have not only harmed our corporate reputation but also severely damaged shareholder value. As part of the restructuring plan which was disputed by the Plaintiff and alleged to be a fraudulent scheme, the group prudently divested low-value assets including Boca International Limited and Century Skyway Limited. These entities were strategically exited or subsequently deregistered before they could inflict operational or financial harm on the Company and its investors.

The Company, upon careful examination of the content of the Judgement, is looking into options including filing a Notice of Appeal. The Company will pursue all legal avenues to rectify this injustice and recover damages for our investors. The Management is confident in successfully pursuing the appeal and class action to protect the interest of our shareholders.

After thorough legal review, the Company is planning to actively mobilize shareholders to initiate a class-action lawsuit against FTI Consulting in U.S. courts for malicious prosecution and investor harm. Shareholders seeking to join this action are invited to register interest immediately at: ir@troops.co.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS' filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.